SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

Or

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission file number	1-11507

A.       Full title of the Plan and the address of the Plan, if different from that of the Issuer named below:

John Wiley & Sons, Inc. Employees’ Savings Plan

B.       Name of Issuer of the securities held pursuant to the Plan and the address of its principal executive officer:

John Wiley & Sons, Inc.
111 River Street
Hoboken, New Jersey 07030

John Wiley & Sons, Inc. Employees' Savings Plan

Index to Financial Statements and Schedule

Page No.

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits
as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for
Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements	4-10

Supplemental Schedule:*

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
as of December 31, 2014	11

Signature	12

Exhibit:

23 Consent of Independent Registered Public Accounting Firm	13

* Schedule required by Form 5500. Those that are not applicable are not included.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees’ Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014 is fairly stated in all material respects in relation to the 2014 financial statements as a whole.

 (signed) KPMG LLP

New York, New York
June 26, 2015

John Wiley & Sons, Inc. Employees' Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

Assets:	2014	2013
Investments at fair value (notes 3 & 4):

Mutual funds	$242,950,132	299,923,637
Common collective trusts	92,471,628	-
Wiley stock fund	15,280,781	14,869,588

Investments at fair value	350,702,541	314,793,225

Notes receivable from participants	3,916,736	4,133,863

Employer contributions receivable	128,303	3,583,069

Net assets available for benefits	$354,747,580	322,510,157

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

Changes to net assets attributed to:

Net appreciation in fair value of investments (note 4)	$13,004,633
Interest and dividend income	11,605,566
Net investment income	24,610,199

Interest on notes receivable from participants	121,846

Contributions:
Participant	17,790,672
Rollover	2,272,405
Employer, net of forfeitures	10,851,748
Total contributions	30,914,825

Distributions to participants	(27,557,009)

Net increase before merger	28,089,861

Merger of plan assets (Note 9)	4,147,562

Net increase	32,237,423

Net assets available for benefits, beginning of year	322,510,157

Net assets available for benefits, end of year	$354,747,580

The accompanying notes are an integral part of the financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following represents only the major provisions of the John Wiley & Sons, Inc. Employees’ Savings Plan (the Plan), as amended, and is presented to assist in understanding the Plan’s financial statements. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan that covers employees of John Wiley & Sons, Inc. and Affiliated Companies (the Company or Plan Sponsor).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Administration

The Benefits Administration Board of John Wiley & Sons, Inc., (the Plan Administrator) administers the Plan. The Company’s Board of Directors appoints the members of the Benefits Administration Board.

Vanguard Fiduciary Trust Company (VFTC) holds the Plan’s assets in trust.

The Company pays the Plan’s direct administrative expenses. Expenses of the investment funds, including investment management, audit, and operating expenses are paid by those funds and included in net earnings of the funds.

(c)	Eligibility and Vesting

Each employee becomes eligible to participate as soon as practicable following three months (from six months) of service effective January 1, 2014. All Company contributions plus actual earnings thereon are 100% immediately vested for participants employed on and after January 1, 2014. A participant’s contributions plus actual earnings thereon are fully vested and nonforfeitable at all times.

Prior to January 1, 2014, after one year but less than two years of service, 34% of the Company’s contributions plus related earnings became vested. After two years but less than three years of service, 67% of the Company’s contributions plus related earnings became vested. After three years of service, 100% of the Company’s contributions plus related earnings become vested. Company contributions plus related earnings will also become 100% vested if while employed by the Company, the employee attains age 65, dies, or becomes totally disabled.

(d)	Contributions

A participant may designate between 2% and 50% of his or her base salary, bonus, incentive pay, and overtime (Compensation), on a pre-tax basis (or up to 25% on an after-tax basis), to be invested in funds chosen by the participant.  Unless an eligible employee elects otherwise, he or she will be automatically enrolled in the Plan, with pre-tax contributions at 4% (was 3% prior to January 1, 2014) of Compensation, with any such contributions invested in an age-appropriate Vanguard Target Retirement Trust Fund, subject to 1% automatic increases each July until the participant’s contribution rate equals 10% or the participant elects otherwise.

Prior to January 1, 2014, subject to certain limitations prescribed by the Internal Revenue Service (the IRS), the Company contributes an amount equal to 100% of the first 2% of each participant’s contribution plus 25% of the next 4% contributed.  Effective January 1, 2014, the Company matching contribution formula was revised to be 25% of the first 6% of each participant’s contribution. In addition, effective July 1, 2013, the Company contributes a non-elective basic contribution equal to 3% of an eligible participant’s Compensation.  The first such contribution of $3,583,069 was reflected in employer contribution receivable on the statement of net assets available for benefits at December 31, 2013 for compensation earned between July 1, 2013 and December 31, 2013.  As of January 1, 2014, the basic 3% contribution is made bimonthly to coincide with payroll. Also effective July 1, 2013, the Board of Directors has the option to declare an annual discretionary contribution following the end of each of the Company’s fiscal years. There was a discretionary Company contribution made in 2014 for $1,188,239.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

No more than 50% of a participant’s Compensation can be a deferred cash contribution, which represents a reduction in the participant’s Compensation and therefore tax-deferred. The pre-tax contribution of a participant under the age of 50 cannot exceed an amount set annually by the IRS, which in 2014 and  2013 amounted to $17,500. Subject to certain limitations prescribed by the IRS, participants over 50 years of age can make “catch up” contributions. In 2014 and 2013, participants over 50 years of age could contribute a maximum of $23,000, including $5,500 as “catch up” contributions over and above the IRS maximum deferral.

(e)	Forfeitures

Participants who are not fully vested at the time they terminate their employment forfeit the nonvested portion of their account at the time of termination. However, the nonvested amount will be restored to the participant’s account if the participant is re-employed within 5 years. The amounts forfeited are used to reduce the Company’s contribution. Forfeitures of $75,592 were used to reduce Company contributions for the year ended December 31, 2014. At December 31, 2014, $3,236 forfeitures were available to reduce future Company contributions with $20,689 at December 31, 2013.

(f)	Investment of Contributions

A participant can invest his or her contribution and the Company’s matching contribution in 1% multiples among any combination of 24 available investment options, which include a choice of  mutual funds, common collective trusts, and the Wiley stock fund, provided that contributions to the Wiley stock fund do not exceed 25% of the participant’s total contribution.  If a participant fails to make an investment election, his or her contributions, including any Company contributions, shall be invested in an age-appropriate Vanguard Target Retirement Trust.

The Wiley stock fund consists of John Wiley & Sons, Inc.  Class A stock and a small amount of cash (less than 1% of the fair value of the fund) to meet daily liquidity needs of the fund.

The Plan’s assets are managed by an affiliate of VFTC.

A participant is permitted to change the allocation of his or her contribution daily. Subject to certain limitations imposed by VFTC, a participant can transfer existing fund balances to other investment options daily.

(g)	Payment of Benefits

A withdrawal by participants of their account balance is permitted when the participant reaches age 59-1/2, proves financial hardship or terminates his or her employment. Withdrawals of after-tax contributions can be made as often as twice each calendar year.

(h)	Termination of Employment

Upon termination of employment, a participant has the option of receiving the vested balance in his or her account as an immediate or deferred lump sum, in installments, or by a direct “roll over” into an individual retirement account or another qualified plan. If the participant’s balance is at least $5,000, it may be left in the Plan through April 1 of the year following in which the participant reaches age 70-1/2. Terminated participants who elect to leave their account balance in the Plan retain the same rights to transfer balances between funds as active participants.

Participants may elect to receive a lump-sum cash payment or annual installments. Installment payouts may range from two to twenty years and may be elected by any participant who has terminated from employment with an account balance of at least $5,000, regardless of his or her age or years of service. The installment payments are made in approximately equal amounts, and each includes income credited to the participant’s account balance before the installment amount is calculated.  In addition, effective July 1, 2013, a new life expectancy installment option was made available.

 John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(i)	Notes Receivable from Participants

Participants may borrow from the vested portion of their account, and then repay the loan with interest through payroll deductions. The interest rates on loans outstanding at December 31, 2014 ranged from 1.12% to 6.49% per annum. The length of such loans is generally 5 years but loans to purchase a primary residence may be up to 20 years in length. Loans are limited to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested balance, or $50,000 reduced by any outstanding loans. The amounts due from participants under the loan provisions of the Plan, including accrued interest, are shown in the accompanying financial statements. Participant loans are carried at cost plus accrued, unpaid interest, which approximate fair value.  Discretionary contributions, non-elective basic contributions and their related earnings shall not be available for a loan under any circumstances.

(2)	Summary of Significant Accounting Policies

(a)	Method of Accounting

The books and records of the Plan are maintained on an accrual basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price of Company stock plus any cash). Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated shares for which instructions have not been given by a participant only in the same proportion as those participants which did vote. The common collective trusts are valued at the net asset value of the shares owned in the trusts as reported by the issuer. One hundred percent of the underlying investments of the trusts are invested in Vanguard mutual funds valued at quoted market prices. These trusts have no restrictive redemption provisions.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Recently Issued Accounting Pronouncement

On May 1, 2015, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2015-7, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to categorize within the fair value hierarchy all investments for which the fair value is measured using the net asset value per share practical expedient.  The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient.  The ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years.  The effective date for all other entities is fiscal years beginning after December 15, 2016, and interim periods within those fiscal years.  Early adoption is permitted for all entities.  Management is currently evaluating the impact of adopting this new accounting standard update on the Plan’s financial statements.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

(3)	Fair Value Measurements

US GAAP establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. US GAAP defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” The hierarchy gives the highest priority to unadjusted quoted prices in actives markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under US GAAP are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at quoted market prices in an exchange and active market.

Common collective trusts: Valued at the net asset value as the practical expedient based on the collective trust’s underlying investments as determined by the fund’s issuer.

Wiley stock fund:  Consists of a small amount of cash and John Wiley & Sons, Inc. Class A stock.  The Class A stock is valued at the closing price reported on the active market on which the individual securities are traded.

There have been no changes in the methodologies used as of December 31, 2014 and 2013. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013.

Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual funds

Money market	$20,214,141	-	-	20,214,141
Bond	24,984,619	-	-	24,984,619
Balanced	47,694,492	-	-	47,694,492
Domestic U.S. index equity	80,303,891	-	-	80,303,891
Domestic U.S. growth equity	36,305,551	-	-	36,305,551
Domestic U.S. value equity	15,681,486	-	-	15,681,486
International equity	17,765,952	-	-	17,765,952

Total mutual funds	242,950,132	-	-	242,950,132

Common collective trusts

Life cycle	-	92,471,628	-	92,471,628

Total common collective trusts	-	92,471,628	-	92,471,628

Wiley stock fund	15,280,781	-	-	15,280,781

Total investments at fair value	$258,230,913	92,471,628	-	350,702,541

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total

Mutual funds

Money market	$22,258,103	-	-	22,258,103
Bond	22,922,849	-	-	22,922,849
Balanced	45,251,902	-	-	45,251,902
Life cycle	69,748,141	-	-	69,748,141
Domestic U.S. index equity	69,493,778	-	-	69,493,778
Domestic U.S. growth equity	36,395,450	-	-	36,395,450
Domestic U.S. value equity	14,885,577	-	-	14,885,577
International equity	18,967,837	-	-	18,967,837

Total mutual funds	299,923,637	-	-	299,923,637

Wiley stock fund	14,869,588	-	-	14,869,588

Total investments at fair value	$314,793,225	-	-	314,793,225

The Plan did not hold any investments categorized as level 3 as of December 31, 2014 and 2013.

(4)	Investments

The fair values of investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013 are as follows:

	2014	2013

Vanguard Wellington Fund	$47,694,492	45,251,902
Vanguard Institutional Index Fund	53,615,316	-
Vanguard 500 Index Fund	-	46,680,732
Vanguard Total Bond Market Index Fund	24,984,619	22,922,849
Vanguard Prime Money Market Fund	20,214,141	22,258,103
Vanguard Explorer Fund	24,288,809	25,213,524
Vanguard International Growth Fund	*	17,659,942
Vanguard Mid-Cap Index Fund	22,168,727	18,752,430
Vanguard Target Retirement 2035 Trust	17,854,927	-

* Fair value less than 5% of net assets

John Wiley & Sons, Inc. Employees' Savings Plan

Notes to Financial Statements

December 31, 2014 and 2013

During 2014, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

Mutual funds	$7,130,694
Common collective trusts	4,792,521
Wiley stock fund	1,081,418
Net appreciation	$13,004,633

(5)	Tax Status

The trust established under the Plan is qualified under the Internal Revenue Code (the Code) as exempt from tax under Code. The Plan has been amended from time to time to meet changes to the Code and, on March 26, 2014, the Plan Administrator received a favorable determination letter from the IRS regarding continued compliance with the Code.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or derecognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or derecognition of an asset) or disclosure in the financial statements.

The IRS is one of the primary oversight bodies of the Plan. The IRS generally has the ability to examine the Plan’s activities for three prior years.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

(7)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. As a result, changes in the value of investment securities could materially affect the amounts reported in the statements of net assets available for benefits. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant directed fund elections.  Additionally, the investments within each participant directed fund election are further diversified into varied financial instruments, with the exception of the investments in the Wiley stock fund.

Plan investments include a variety of investments that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(8)	Related Party Transactions

Certain of the Plan’s investments consist of shares of mutual funds and common collective trusts managed by an affiliate of VFTC. VFTC acts as Trustee for the Plan. Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

(9)	Merger of Plan Assets

In December 2014, the Profiles International, Inc. 401(k) Plan was merged into the Plan.  As a result of this merger, net plan assets of $4,147,562 were transferred to the Plan on December 15, 2014.

(10)	Subsequent Events

The Plan’s management evaluated subsequent events through the date on which financial statements were issued and determined that no additional disclosures were required.

Supplemental Schedule

John Wiley & Sons, Inc. Employees' Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2014

EIN: 13-5593032
Plan Number: 002

	Identity of Issuer	Description of Investment	Shares/Units	Current Value
*	Vanguard Wellington Fund	Registered Investment Company	705,435	$47,694,492
*	Vanguard Institutional Index Fund	Registered Investment Company	284,175	53,615,316
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	2,298,493	24,984,619
*	Vanguard Prime Money Market Fund	Registered Investment Company	20,214,141	20,214,141
*	Vanguard Explorer Fund	Registered Investment Company	280,958	24,288,809
*	Vanguard International Growth Fund	Registered Investment Company	231,899	15,878,116
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	656,074	22,168,727
*	Vanguard Windsor II Fund	Registered Investment Company	236,882	15,681,486
*	Vanguard Morgan Growth Fund	Registered Investment Company	153,060	12,016,742
*	Vanguard Small-Cap Index Fund	Registered Investment Company	80,899	4,519,848
*	Vanguard Total International Stock Index Fund	Registered Investment Company	72,609	1,887,836
*	Vanguard Target Retirement 2035 Trust	Common Collective Trust	687,257	17,854,927
*	Vanguard Target Retirement 2045 Trust	Common Collective Trust	564,677	14,924,425
*	Vanguard Target Retirement 2025 Trust	Common Collective Trust	520,545	13,830,871
*	Vanguard Target Retirement 2015 Trust	Common Collective Trust	203,945	5,606,459
*	Vanguard Target Retirement 2020 Trust	Common Collective Trust	425,391	11,528,102
*	Vanguard Target Retirement 2030 Trust	Common Collective Trust	326,783	8,489,829
*	Vanguard Target Retirement Income Trust	Common Collective Trust	78,616	2,339,615
*	Vanguard Target Retirement 2040 Trust	Common Collective Trust	332,746	8,801,142
*	Vanguard Target Retirement 2010 Trust	Common Collective Trust	53,638	1,475,056
*	Vanguard Target Retirement 2050 Trust	Common Collective Trust	235,259	6,248,486
*	Vanguard Target Retirement 2055 Trust	Common Collective Trust	35,103	1,250,012
*	Vanguard Target Retirement 2060 Trust	Common Collective Trust	4,373	122,704
	Total Mutual and Common Collective Trusts			335,421,760

*	Wiley Stock Fund	Company Stock Fund	357,111	15,280,781

*	Notes receivable from participants	537 Loans to participants with interest rates from 1.12% to 6.49% and maturity dates from 2015 to 2034		3,916,736
	Total			$354,619,277

* - Indicates a party-in-interest to the Plan

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Board of John Wiley & Sons, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

John Wiley & Sons, Inc.
Employees’ Savings Plan
(Registrant)

By:	/s/ Vincent Marzano
Vincent Marzano
Senior Vice President and Treasurer
Benefits Administration Board Member

Dated: June 26, 2015

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
John Wiley & Sons, Inc. Employees' Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 33-62605 on Form S-8 of John Wiley & Sons, Inc. of our report dated  June 26, 2015, with respect to the statements of net assets available for benefits of the John Wiley & Sons, Inc. Employees' Savings Plan as of December 31, 2014 and 2013, the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014 annual report on Form 11-K of the John Wiley & Sons, Inc. Employees' Savings Plan.

/s/ KPMG LLP
New York, New York

June 26, 2015